FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2003

Commission File Number   0-29382

  Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X   _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DAVID GUNASEKERA

Direct No. (604) 661-7582

Direct Fax No. (604) 661-1641

Email dgunasekera@campney.com

File No. 037798-1

January 8, 2003

Via SEDAR

TSX
Ontario Securities Commission
B.C. Securities Commission
Alberta Securities Commission
Quebec Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission

Dear Sirs and Mesdames:

Re:  Minefinders Corporation Ltd. (the “Company”)

We wish to confirm that the Manitoba Securities Commission and the Saskatchewan Securities Commission are being added as recipient jurisdictions for the Company’s filings.

Yours truly,

CAMPNEY & MURPHY

Per: ”David Gunasekera”

David Gunasekera

DZG:
MSL

2100-1111 West Georgia Street, Vancouver B.C. Canada V6E 4M3

Telephone: (604) 688-8022 Facsimile: (604) 688-0829

E-Mail:  cmlaw@campney.com

Website: www.campney.com

MINEFINDERS
CORPORATION LTD.	Suite 1820 • 701 West Georgia St.
Vancouver, B.C. V7Y 1C6
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
website: www.minefinders.com

NEWS RELEASE

January 15, 2003

Minefinders Secures AMEX Listing

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSE: MFL / AMEX: MFN) is pleased to announce that, effective at the opening of trading Tuesday, January 21, 2003, its common shares will be listed for trading on the American Stock Exchange (“AMEX”), under the symbol “MFN”.  The Company will continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “MFL”.

Mark H. Bailey, President and CEO of Minefinders, said “We are delighted to have established the AMEX listing for our existing and prospective U.S. investors.  Minefinders has had significant investor interest in the United States for some time and this listing will make the Company more accessible to the U.S. market.”

Minefinders is a Canadian based mineral exploration company with gold and silver assets in Mexico and the United States.  Its principal asset is the 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico.  The Company is presently working to complete a bankable feasibility study on this deposit in 2003.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

Reference to the completion of a bankable feasibility study on the Dolores Project in 2003 is a forward-looking statement within the meaning of the United States Private Securities Litigation Reform Act of 1995. This forward-looking statement is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to: fluctuating precious metals prices; ore grades and recovery rates; accidents, equipment breakdowns, or other unanticipated difficulties; the possibility of unexpected costs and expenses, including, without limitation costs and expenses relating to environmental issues; and other risks and uncertainties, including those described in the in the Company’s periodic filings with the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.

(Registrant)

Date  January 15, 2002                                         By:  /S/”Mark Bailey”
                                                                              (Print)  Name: Mark Bailey
                                                                             Title:  President and Director